UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 16, 2022

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒    Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐    Yes  ☒    No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Resilience and strength Full year ended 30 June 2022 Mike Henry Chief Executive Officer Escondida

Disclaimer The information in this presentation is current as at 16 August 2022. It is in summary form and is not necessarily complete. It should be read together with the BHP Results for the year ended 30 June 2022. Forward-looking statements This presentation contains forward-looking statements, including statements regarding: trends in economic outlook; commodity prices and currency exchange rates; demand for commodities; medium-term guidance; production forecasts; operational performance; expectations; plans, strategies and objectives of management; closure or divestment of certain assets, operations or facilities (including associated costs); anticipated production or construction commencement dates; capital expenditure or costs and scheduling; operating costs, including unit cost guidance, and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; and tax and regulatory developments. Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘guidance’, ‘outlook’, ‘prospect’, ‘target’, ‘intend’, ‘aim’, ‘goal’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘would’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of assets or financial conditions, or provide other forward-looking information. The forward-looking statements are based on the information available as at the date of this presentation and/or the date of the Group’s planning processes or scenario analysis processes. There are inherent limitations with scenario analysis and it is difficult to predict which, if any, of the scenarios might eventuate. Scenarios do not constitute definitive outcomes for us. Scenario analysis relies on assumptions that may or may not be, or prove to be, correct and may or may not eventuate, and scenarios may be impacted by additional factors to the assumptions disclosed. Additionally, forward-looking statements in this release are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. BHP cautions against reliance on any forward-looking statements or guidance, particularly in light of the current economic climate and the significant volatility, uncertainty and disruption arising in connection with the Ukraine conflict and COVID-19. For example, our future revenues from our assets, projects or mines described in this release will be based, in part, upon the market price of the minerals, or metals produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets. Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of assets, mines or facilities include our ability to profitably produce and transport the minerals and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals or metals we produce; activities of government authorities in the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes; changes in environmental and other regulations; the duration and severity of the Ukraine conflict and the COVID-19 pandemic and their impact on our business; political uncertainty; labour unrest; and other factors identified in the risk factors discussed in section 9.1 of the Operating and Financial Review in the Appendix 4E and BHP’s filings with the U.S. Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov. Except as required by applicable regulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance. Presentation of data Unless specified otherwise: variance analysis relates to the relative performance of BHP and/or its operations during the year ended 30 June 2022 compared with the year ended 30 June 2021; operations includes operated assets and non-operated assets; total operations refers to the combination of continuing and discontinued operations; continuing operations refers to data presented excluding the impacts of Onshore US from the 2017 financial year onwards and excluding Petroleum from the 2021 financial year onwards; copper equivalent production based on 2022 financial year average realised prices; references to Underlying EBITDA margin exclude third party trading activities; data from subsidiaries are shown on a 100 per cent basis and data from equity accounted investments and other operations is presented, with the exception of net operating assets, reflecting BHP’s share; medium term refers to our five year plan. Queensland Coal comprises the BHP Mitsubishi Alliance (BMA) asset, jointly owned with Mitsubishi, and the BHP Mitsui Coal (BMC) asset until it was sold to Stanmore Resources on 3 May 2022. Numbers presented may not add up precisely to the totals provided due to rounding. All footnote content (except in the Annexures) is contained on slide 23. Non-IFRS information We use various Non-IFRS information to reflect our underlying performance. For further information please refer to Non-IFRS financial information set out in section 11 of the Operating and Financial Review in the Appendix 4E for the year ended 30 June 2022. No offer of securities Nothing in this presentation should be construed as either an offer or a solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. Reliance on third party information The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP. BHP and its subsidiaries In this release, the terms ‘BHP’, the ‘Company, the ‘Group’, ‘BHP Group’, ‘our business’, ‘organisation’, ‘we’, ‘us’, ‘our’ and ourselves’ refer to BHP Group Limited and, except where the context otherwise requires, our subsidiaries. Refer to note 28 ‘Subsidiaries’ of the Financial Statements in the Appendix 4E for a list of our significant subsidiaries. Those terms do not include non-operated assets. This release covers BHP’s functions and assets (including those under exploration, projects in development or execution phases, sites and closed operations) that 1 have been wholly owned and/or operated by BHP or that have been owned as a joint venture operated by BHP (referred to in this release as ‘operated assets’ or ‘operations’) during the period from 1 July 2021 to 30 June 2022. BHP also holds interests in assets that are owned as a joint venture but not operated by BHP (referred to in this release as ‘non-operated joint ventures’ or ‘non-operated assets’). Notwithstanding that this release may include production, financial and other information from non- operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless stated otherwise. 1. References in this release to a ‘joint venture’ are used for convenience to collectively describe assets that are not wholly owned by BHP. Such references are not intended to characterise the legal relationship between the owners of the asset. Financial results 16 August 2022 2

Financial results Full year ended 30 June 2022 Mike Henry Chief Executive Officer Western Australia Iron Ore

Delivering value Strong results and strategic milestones achieved in the 2022 financial year More than three and a half years fatality free Solid operational performance against a challenging backdrop Strategic delivery: Petroleum / coal divestments, Jansen and unification Portfolio re-shaped for the future, actively managing to capture upside Accelerating growth in future facing commodities Financial results 16 August 2022 4

FY22 operational and financial highlights

Continued operational and financial discipline

Safety	**Zero fatalities** HPI frequency ↓ 30% compared to FY21[1]	Unit costs	**Disciplined cost control** In an inflationary environment
Production	**Solid performance** Record sales volumes at WAIO, record material mined and near-record concentrator throughput at Escondida	EBITDA	**Record US$41 bn** Underlying EBITDA at 65% margin
Operational excellence	**Delivering results** BHP Operating System (BOS) helped achieve 24 basis point improvement in baseline OEI[2]	Shareholder returns	**175 US cps** Final dividend determined, equivalent to US$8.9 bn

Note: WAIO – Western Australia Iron Ore; OEI – Operational Excellence Index.

Financial results
16 August 2022
5
BHP

FY22 social value highlights US$78 bn total economic contribution during the 2022 financial year > 32% Taxes and Female Record US$17.3 bn royalties representation female representation across the Group, 3 paid to Governments through taxes and royalties “ 18% points since FY16 Operational ” 24% Freshwater ” 29% GHG from our FY20 baseline, on track to reduce by at least withdrawal 6 7 from our FY17 baseline, beat our five year target emissions 4 30% by FY30 Climate 85%“ 40% Local Transition support for our Say on Climate vote, procurement over the past three years, with US$2.7 bn directed to Action Plan 5 includes our Scope 3 goal to pursue net zero by 2050 2,700 local suppliers in FY22 Note: Total economic contribution includes payments to employees, suppliers, communities, governments and shareholders. Financial results 16 August 2022 6

Financial results Full year ended 30 June 2022 David Lamont Chief Financial Officer BMA

Financial performance Record EBITDA, earnings per share and dividend (i) Summary income statement Strong earnings delivery FY22 % change (US$ billion) (US cents per share) 300 Continuing operations “ 16% Underlying EBITDA 40.6 250 Underlying EBITDA margin 65% Underlying EBIT 34.4“ 15% 200 8 Adjusted effective tax rate 31.2% 8 150 Adjusted effective tax rate incl. royalties 38.5% Underlying attributable profit 21.3“ 26% 100 Underlying basic earnings per share 421.2 US cps“ 25% Total operations 50 “ 39% Underlying attributable profit 23.8 Net exceptional items 7.1 0 FY16 FY17 FY18 FY19 FY20 FY21 FY22 Attributable profit 30.9 Underlying basic EPS (H1) Underlying basic earnings per share 470.6 US cps“ 39% Underlying basic EPS (H2) 9 Dividend per share 325 US cps“ 8% (i) Presented on a total operations basis. Financial results 16 August 2022 8

Group EBITDA waterfall Solid underlying and cost performance but inflation a headwind Underlying EBITDA variance (US$ billion) External US$5.2 billion Controllable US$0.4 billion 45 1.2 40.6 40.3 5.5 0.4 1.7 (1.5) 35.1 (1.2) (0.5) Inflationary pressures by category (US$bn) 30 0.0 (0.4) (0.8) (1.2) (1.6) 12 Diesel Acid CPI 15 0 10 11 FY21 Price Foreign Inflation Sub-total Volumes Controllable Ceased and sold Other FY22 13 exchange costs operations Financial results 16 August 2022 9

Consistent performance

Consistently strong margins and a high baseline of cash flow are differentiated

Margins ahead of peers through commodity cycles[14]

(Underlying EBITDA margin, %) (Bloomberg commodity index, rebased)



75
60
45
30
15
0
75
60
45
30
15
0
FY10
FY11
FY12
FY13
FY14
FY15
FY16
FY17
FY18
FY19
FY20
FY21
FY22
BHP
Bloomberg commodity index (quarterly)
Peers range

Consistently delivered >US$15 bn in net operating cash flow[(i)]

(US$ billion)



37.5
30.0
22.5
15.0
7.5
0.0
FY10
FY11
FY12
FY13
FY14
FY15
FY16
FY17
FY18
FY19
FY20
FY21
FY22
Operating cash flow (H1)
Operating cash flow (H2)

(i) Presented on a total operations basis.

Financial results
16 August 2022
10
BHP

Strong segment performance

Iron ore

Average realised price:	US$113.10/t	
EBITDA:	US$21.7 bn	
EBITDA margin:	71%	
WAIO unit cost[15]:	US$16.81/t	✓
WAIO C1 unit cost[16]:	US$15.05/t	

Nickel

Average realised price:	US$23,275/t
EBITDA:	US$0.4 bn
EBITDA margin:	23%

- Smelter outage in Q4 FY22

Copper

Average realised price:	US$4.16/lb	
EBITDA:	US$8.6 bn	
EBITDA margin:	61%	
Escondida unit cost[15]:	US$1.20/lb	✓

Potash

- Jansen Stage 1 sanctioned in August 2021
- Shafts: 100% complete; Jansen Stage 1: 8% complete
- US$1.7 bn in contracts awarded to date

Metallurgical coal

Average realised price:	US$347.10/t
EBITDA[17]:	US$7.7 bn
EBITDA margin[17]:	62%
BMA unit cost[15]:	US$89.06/t

Energy coal

Average realised price:	US$216.78/t	
EBITDA:	US$1.8 bn	
EBITDA margin:	60%	
NSWEC unit cost[15]:	US$70.80/t	✓

✓ Represents unit costs for FY22 that were within or better than the FY22 guidance range (NSWEC revised guidance range) at guidance exchange rates[15]. BMA unit costs were marginally above revised guidance for Queensland Coal primarily due to the impact of the divestment of BMC and higher diesel and electricity prices. Note: BMA – BHP Mitsubishi Alliance; BMC – BHP Mitsui Coal; NSWEC – New South Wales Energy Coal.

Financial results
16 August 2022

11

BHP

Increasing capital spend in future facing commodities

Major capital includes Jansen Stage 1 execution, as well as options in copper, nickel and at WAIO

Capital expenditure to increase[18]



(US$ billion, nominal)
(capex in future facing commodities, %)
10.0
7.5
5.0
2.5
0.0
64.0
48.0
32.0
16.0
0.0
FY20
FY21
FY22
FY23e
FY24e
Medium term
Maintenance and other capital
Organic development
Improvement capital
Steelmaking major capital
FFC major capital
Exploration
Petroleum
% FFC

- **Exploration** capital focused on copper and nickel
- Major capital in **future facing commodities** includes Jansen Stage 1 execution and options in copper, nickel
- **WAIO** 300+ Mtpa in medium term will require acceleration of sustaining mine development and capital efficient debottlenecking works; studies underway for 330 Mtpa
- **Improvement capital** includes projects that enable improved productivity, quality, facilities and organisational culture
- **Maintenance and other capital** includes **decarbonisation** spend of ~US$4 bn through to 2030, NPV of US$(500)m or better

Note: Medium term refers to FY25 – FY27. FFC – future facing commodities. Major capital represents projects >US$250 million.

Financial results
16 August 2022
12
BHP

Balancing investment with shareholder returns Continued capital allocation discipline 20 Since introducing the CAF, we’ve balanced reinvestment and returns (%) FY22 Balance sheet Operating Capital productivity productivity Net operating cash flow 21% US$29.3 bn Capital 35% US$2.8 bn Maintenance capital investment Capital allocation Strong balance sheetü US$10.5 bn Minimum 50% payout ratio dividend 19 Excess cash US$13.4 bn 44% Balance Additional Organic Acquisitions/ Buy-backs sheet dividends development (divestments) Shareholder US$4.0 bn US$7.4 bn US$0.0 bn US$3.3 bn US$(1.3) bn returns We have allocated over US$139 billion between organic growth and maintenance capital, dividends and buybacks, and the balance sheet, since implementing the CAF in FY16. Financial results 16 August 2022 13

Business update Full year ended 30 June 2022 Mike Henry Chief Executive Officer Jansen

Well positioned in a complex environment Emerging demand differentiation across regions and commodity clusters, as well as within the supply side Demand-side themes Supply-side themes Energy Industry Inflation China Rest of World crisis cost curves bottlenecks Policy stance: Trend into FY23: Policy stance: Trend into FY23: Trend into FY23: Trend into FY23: Trend into FY23: Pro-growth Improving Anti-inflation Deteriorating Deteriorating Deteriorating Improving 21 22 23 China’s credit impulse has positive momentum Business activity and confidence trending lower Manufacturing supply chain: the worst is behind us 20% 60 120% 10% 50 100% 0% 40 80% (10%) 60% 30 Jul 03 Jul 06 Jul 09 Jul 12 Jul 15 Jul 18 Jul 21 Jul 18 Jul 19 Jul 20 Jul 21 Jul 22 Jan 16 Jan 17 Jan 18 Jan 19 Jan 20 Jan 21 Jan 22 German IFO Business Expectations Backlog of work Suppliers' Delivery Times US ISM Manufacturing & Services Composite Note: Percentage of monthly long term average between January 2010 Source: BHP estimates; CEIC; PBoC. Source: S&P Global. and July 2022. Source: BHP estimates; Bloomberg. Financial results 16 August 2022 15

Portfolio positively leveraged to megatrends

Low cost assets and world class resource base across a differentiated set of commodities

BHP Portfolio	Population growth	Urbanisation	Rising living standards	Decarbonising power	Electrifying transport	Geopolitical risk	30/30 year growth BHP 1.5°C scenario
Copper Largest endowment[24]	+	++	+++	+++	+++	~	>2x
Nickel Second largest sulphide resource[25]	+	++	+++	+	++++	+	~4x
Steel Lowest cost iron ore[26] Leading met coal supplier	+	+++	++	++	~	~	~2x
Potash Large-scale resource supports up to 100 years of operation[27]	+++	+	+	~	~	+++	>2x
2050 estimate, change from current	~10 bn total population; + 2¼ bn	~7 bn urban population; + 2¾ bn	~$400 tn world GDP; 4-fold gain	¾ of power capacity wind & solar; 13-fold energy gain[28]	~2 bn EVs on the road; 100-fold gain	-	

+ Indicators are versus a baseline that does not include the theme being assessed. ~ Signifies trivial direct impact or offsetting forces that are basically in balance.

Financial results
16 August 2022
16
BHP

Social value framework BHP’s positive contribution to society – our people, partners, the economy, the environment, local communities and shareholders Our framework prioritises our efforts Our scorecard defines goals and metrics Ensures focus on what will deliver impact and business value Decarbonisation Contributing to the world’s climate ambitions Emphasis on partnership, listening, co-design and transparency Healthy Delivering nature positive outcomes environment Links to company-wide KPIs and remuneration Indigenous Building relationships based on trust, respect and mutual benefit partnerships Progress reported annually Safe, inclusive and future ready Enhancing safety diversity, capability and wellbeing Embedded into strategy, plans, processes and culture workforce Leadership capability and training Thriving, empowered Contributing to long-term prosperity and resilience BHP Operating System communities Field Leadership Centres of Excellence Responsible Supporting ethical, sustainable and transparent supply chains supply chains Aligned KPIs Financial results 16 August 2022 17

Accelerating the pathway to deliver on organic options

We are accelerating studies across a range of potentially accretive organic growth options

Organic opportunities

WAIO Growth
(Iron ore)

Jansen Stage 2
(Potash)

Escondida Brownfield Options
(Copper)

Pampa Norte Brownfield Options
(Copper)

Olympic Dam & Oak Dam Growth
(Copper)

Accelerating options

WAIO Growth
- Sustaining options to 300+ Mtpa
- Expected results of studies on options for 330 Mtpa by FY25

Jansen Stage 2
- Options to add ~4 Mtpa of higher returning production
- Expected results of studies by FY25

Escondida and Pampa Norte
- 1.2 Mtpa medium term production at Escondida
- Options to add production including concentrator strategy and leaching

Olympic Dam and Oak Dam
- Establish a dedicated on-lease camp, and ramp up drilling at Oak Dam
- Initial resource at Oak Dam/potential two stage smelter at Olympic Dam

Longer term opportunities

Jansen Stages 3-4
(Potash)

BMA Growth – On hold
(Metallurgical coal)

Resolution
(Copper)

Nickel West Expansion
(Nickel)

Antamina Life Extension
(Copper)

Financial results
16 August 2022

18

BHP

A differentiated continuous improvement approach A decade of investment that underpins delivery of reliable operational outcomes Data People & Digital enablement supporting value creation Inclusive, performance orientated culture strategy culture BHP Safer Deep technical capability enables improvement Centres of Empowered people drive continuous Operating Excellence Lower cost and best practice from other industries improvement and faster learning System More reliable More productive Common Functional systems & Common systems and roles a stronger Deeper capability, greater agility model role foundation for improvement and sharper focus definitions Financial results 16 August 2022 19

Resilience and strength Consistent returns underpinned by operational excellence, capital allocation discipline and Social Value leadership Operational Disciplined Value and returns excellence capital allocation World class Driving Agile decision Strong Embedded A framework Sustainability Increasing Exceptional assets improvement making and balance Capital for growth and social exposure to shareholder in culture and strategic sheet Allocation with an active value industry future facing returns capability flexibility Framework pursuit of leadership commodities opportunities Financial results 16 August 2022 20

Appendix

Footnotes 1. Slide 5: Zero fatalities at our operated assets. High-potential injuries (HPI) are recordable injuries and first aid cases where there was the potential for a fatality. 2. Slide 5: Sites where BOS deployment has been completed have achieved on average a 24 basis point improvement versus baseline asset performance. 3. Slide 6: Presented on a total operations basis. The equivalent number for continuing operations is US$15.2 billion. For more information refer to BHP Economic Contribution Report 2022 to be released in September 2022. 4. Slide 6: For our baseline year of FY20, our operational GHG emissions were 14.5 Mt CO2-e, adjusted for Discontinued operations (Petroleum) and the divestment of BMC, and for method changes (use of AR5 Global Warming Potentials and move to facility-specific emissions calculation methodology for fugitives at Caval Ridge). These adjustments have also been applied to the GHG emissions stated in this table to aid comparability. The use of carbon offsets will be governed by BHP’s approach to carbon offsetting described at bhp.com/climate. GHG emissions are subject to final sustainability assurance review. 5. Slide 6: Refer to section 7.8 of the Operating and Financial Review in the Appendix 4E for the essential context, definitions, assumptions and drivers for BHP’s Scope 3 goal and targets. 6. Slide 6: ‘Withdrawal’ is defined as water withdrawn and intended for use (in accordance with ‘Water Reporting Good Practise Guide’, ICMM (2021)). ‘Fresh water’ is defined as waters other than seawater, wastewater from third parties and hypersaline groundwater. Freshwater withdrawal also excludes entrained water that would not be available for other uses. These exclusions have been made to align with the target’s intent to reduce the use of freshwater sources subject to competition from other users or the environment. The FY17 baseline data has been adjusted to account for: the materiality of the strike affecting water withdrawals at Escondida in FY17, improvements to water balance methodologies at WAIO and BMA, exclusion of hypersaline, wastewater, entrainment, supplies from desalination and removal of data for Discontinued operations (Onshore US assets and Petroleum) and the divestment of BMC. FY22 data has also been adjusted for BMC and Petroleum assets. 7. Slide 6: Target was to reduce FY22 freshwater withdrawals by 15 per cent from FY17 levels. 8. Slide 8: Adjusted effective tax rate and Adjusted effective tax rate incl. royalties: excludes the influence of exchange rate movements and exceptional items. 9. Slide 8: Dividend per share refers to cash dividends. 10. Slide 9: Price: net of price-linked costs. 11. Slide 9: Inflation: includes CPI increases across the cost base, and price increases for consumable costs including diesel and sulphuric acid. Other includes consumable materials and explosives. 12. Slide 9: CPI is exclusive of any CPI relating to diesel and acid. 13. Slide 9: Ceased and sold operations includes US$1.4 billion contribution of BMC prior to divestment, and a US$0.3 billion decrease in costs compared with the prior year related to the closure and rehabilitation provision for closed mines. 14. Slide 10: Bloomberg commodity index (Source: Bloomberg, BCOM Index) as at the end of each quarter, rebased to BHP FY10 EBITDA margin. BHP FY22 underlying EBITDA margin from continuing operations (excluding third party products). Peer data compiled from publicly available information (e.g. company reports). Peers include: Anglo American, Glencore (exc. Marketing), Rio Tinto, Vale. 15. Slide 11: Average realised exchange rates for FY22 of AUD/USD 0.73 (FY22 guidance rate AUD/USD 0.78) and USD/CLP 811 (FY22 guidance rate USD/CLP 727). 16. Slide 11: WAIO C1 cost: excludes royalties (government and third party royalties), exploration expenses, depletion of production stripping, demurrage, exchange rate gains/losses, net inventory movements and other income. 17. Slide 11: Includes BMC up to 3 May 2022, when BHP completed the sale of its 80 per cent interest in BMC to Stanmore SMC Holdings Pty Ltd, a wholly owned entity of Stanmore Resources Limited. 18. Slide 12: Medium term capital expenditure refers to FY25 – FY27. Major capital represents projects >US$250 million. 19. Slide 13: Excess cash includes total net cash outflow of US$2.6 billion (FY21: US$2.5 billion) which comprises dividends paid to non-controlling interests of US$2.5 billion (FY21: US$2.1 billion); net investment and funding of equity accounted investments of US$0.3 billion (FY21: US$0.6 billion) and an adjustment for exploration expenses of US$(0.2) billion (FY21: US$(0.1) billion) which is classified as organic development in accordance with the Capital Allocation Framework. 20. Slide 13: CAF refers to Capital Allocation Framework. Reinvestment and return cash flows from FY16 to FY22. 21. Slide 15: China’s credit impulse data sourced from BHP estimates; CEIC; PBoC. 22. Slide 15: German IFO Business Expectations index (GRIFPEX Index) sourced from Bloomberg. Shown as percentage of monthly long term average between January 2010 and July 2022 (97.7). US ISM Manufacturing & Services Composite (NAPMALL index) sourced from, and calculated by, Bloomberg. Shown as percentage of monthly long term average between January 2010 and July 2022 (56.0). 23. Slide 15: Global PMI, backlog of work and suppliers’ delivery times sourced from S&P Global. 24. Slide 16: Largest copper endowment on a contained metal basis, equity share. Peers include: Anglo American, Antofagasta, Codelco, First Quantum Minerals, Freeport, Glencore, Rio Tinto, Southern Copper and Teck. Source peers: Wood Mackenzie Ltd, Q1 2022. Source BHP data: FY2021 BHP Annual Report. 25. Slide 16: Second largest nickel sulphide resource on a contained metal basis, equity share. Source peers: MinEx Consulting Global Ni Database, December 2018. Source BHP data: FY2021 BHP Annual Report. 26. Slide 16: Based on published unit costs by major iron ore producers, as reported at 30 June 2022. 27. Slide 16: Based on a Reserve life of 94 years as reported in BHP’s 17 August 2021 news release, available to view on www.bhp.com, with further optionality from Jansen’s 5,230 Mt Measured Resource base. 28. Slide 16: Three-quarters refers to the share of power capacity. 13-fold refers to the increase in the volume of primary energy, not the increase in the share. Financial results 16 August 2022 23

Social value scorecard

We are making good progress on our social value commitments

Category[1]	Key indicators	FY22	H2 FY22	H1 FY22	FY21	Target/Goal
Safety and health	Fatalities	0	0	0	0	Zero work-related fatalities
	High Potential Injury (HPI) frequency (per million hours worked)	0.14	0.12	*0.17*	0.20	Year-on-year improvement of HPI frequency
	Total Recordable Injury Frequency (TRIF) (per million hours worked)	4.0	4.2	3.8	3.7	Year-on-year improvement in TRIF
Decarbon-isation	Operational greenhouse gas (GHG) emissions (Mt CO_2-e)	11.0	5.1	*5.9*	*14.6*	Maintain FY22 operational GHG emissions at or below FY17 levels[2,3], while we continue to grow our business and reduce operational GHG emissions by at least 30% from FY20 levels[3] by FY30
	Value chain emissions – steelmaking	✓	✓	✓	✓	2030 goal to support industry to develop technologies and pathways capable of 30 per cent emissions intensity reduction in integrated steelmaking, with widespread adoption expected post-2030
	Value chain emissions – maritime transportation	✓	✓	✓	✓	2030 goal to support 40 per cent emissions intensity reduction of BHP-chartered shipping of BHP products
Environment	Freshwater withdrawals (GL)	107.4	54.0	*53.4*	*108.4*	Reduce FY22 fresh water withdrawal by 15% from FY17 levels[4]
Community	Community and social investment (US$m)	186.4	139.5	46.9	174.8	No less than one per cent of pre-tax profit (three-year rolling average)
	Local procurement spend (US$m)	2,673	1,450	*1,223*	2,176	Support the growth of local businesses in the regions where we operate
I&D	Female workforce participation (%)	32.3	32.3	30.6	29.8	Aspirational goal for gender balance by the end of FY25
Indigenous	Australia[5] Indigenous workforce participation (%)	8.3	8.3	8.0	7.2	Aim to achieve 8% by the end of FY25. New target is to achieve 9.7% by the end of FY27
	Chile[6] Indigenous workforce participation (%)	8.7	8.7	8.5	7.5	Aim to achieve 10% by the end of FY26. New target is to achieve 10% by the end of FY25
	Canada[7] Indigenous workforce participation (%)	7.2	7.2	*5.2*	*5.1*	Aim to achieve 20% by the end of FY27. New target is to achieve 20% by the end of FY26

1. All data points are presented on a total operations basis, unless otherwise noted, and are subject to non-financial assurance reviews. Some previously reported data points have been re-stated as a result of assurance reviews completed subsequent to release of information, reclassification or to reflect portfolio changes, including the divestments in FY22 of Petroleum and BMC. Re-stated figures are shown in italics. FY22 data for safety, social investment, local procurement and workforce participation includes the operated assets in our Petroleum business up to the date of the merger (1 June 2022) and BMC up to the date of completion of the sale (3 May 2022).
2. For our baseline year of FY17, our operational GHG emissions were 12.9 Mt CO2-e, adjusted for Discontinued operations (Onshore US assets and Petroleum) and the divestment of BMC, and for method changes (use of AR5 Global Warming Potentials and the move to a facility-specific emissions calculation methodology for fugitives at Caval Ridge). These adjustments have also been applied to the GHG emissions stated in this table to aid comparability. No offsets have been retired for this purpose.
3. For our baseline year of FY20, our operational GHG emissions were 14.5 Mt CO2-e, adjusted for Discontinued operations (Petroleum) and the divestment of BMC, and for method changes (use of AR5 Global Warming Potentials and the move to a facility-specific emissions calculation methodology for fugitives at Caval Ridge). These adjustments have also been applied to the GHG emissions stated in this table to aid comparability. The use of carbon offsets will be governed by BHP's approach to carbon offsetting described at bhp.com/climate.
4. For our baseline year of FY17, our freshwater withdrawals were 152.2 GL (on an adjusted basis, excluding Onshore US assets, Petroleum and BMC). The FY17 baseline data has also been adjusted to account for: the materiality of the strike affecting water withdrawals at Escondida in FY17, improvements to water balance methodologies at WAIO and BMA and exclusion of hypersaline, wastewater, entrainment and supplies from desalination. These adjustments have also been applied to FY22 and FY21 data to aid with comparability.
5. Minerals Australia operations employees in Australia.
6. Minerals Americas operations employees in Chile.
7. Jansen Potash project and operations employees in Canada. Previously reported numbers included contractors.

Financial results
16 August 2022
24
BHP

BHP | Foundation

Creating an equitable and sustainable future for people and planet



Overview

- A charitable organisation solely funded by BHP but operates independently.
- The Foundation focuses on the world's most complex social and environmental challenges, catalysing new solutions by blending bold ambition, transformational partnerships and business acumen.
- Since 2014 the Foundation has committed US$354m and is supporting implementation of 39 projects, in partnership with 34 world-leading organisations across 65 countries.

Global focus areas

- Natural Resource Governance
- Environmental Resilience
- Education Equity

Key country programs

Australia: Indigenous governance; harnessing the potential of young people.

Chile: harnessing the potential of young people; community resilience and strengthening decision-making capability.

Canada: harnessing the potential of Indigenous youth; water stewardship.

USA: harnessing the potential of young people; self-determination for Native Americans; water stewardship.

Outcomes and impact

Healthy environment

The Great Barrier Reef Foundation's Resilient Reefs Initiative has been recognized by UNESCO as a model for successful resilience-based coral reef management and will be promoted as a global model for the management of all World Heritage listed sites.

Safe, inclusive and future ready workforce

UN Women's Second Chance Education project is providing more than 90,000 marginalised women access to quality learning, entrepreneurship and employment opportunities.

Indigenous partnerships

Reconciliation Australia's Narragunnawali: Reconciliation in Education program has resources and tools for schools and early learning services to contribute to the reconciliation movement. Approximately 10,000 Australian schools and early learning services registered to develop a Reconciliation Action Plan on the Narragunnawali platform.

Thriving, empowered communities

Open Contracting Partnership works with governments and key stakeholders to ensure money flowing from natural resource wealth is converted into better outcomes for citizens. For example, implementation of open contracting in Chile has reduced the cost of some medicines by up to 50 per cent.

Financial results
16 August 2022

25

BHP

Samarco and Renova Foundation

Significant contribution to local economy: >16,500 jobs, R$23.1 bn spent on reparation and compensation programs

Renova

- **Approximately R$11.2 bn paid** in compensation and financial assistance
- **~388,000 people** have received indemnification and emergency financial aid
- **42 programs** to restore the environment and re-establish affected communities
- More than **7,500 direct and indirect jobs** created by Renova



Resettlement

- **145 resettlement cases completed** across the region, with a further 190 in progress
- Infrastructure works are **fully complete** at Bento Rodrigues and Paracatu de Baixo
- **R$2.4 bn** spent on resettlement



Samarco

- Restart has contributed **~9,000 direct and indirect jobs** and generated **~R$1.4 bn in taxes** since December 2020
- Força Local (Local Strength) program: over R$579 million spent with local suppliers since October 2020
- Germano Dam decommissioning program progressing, with non-conventional tailings solutions outperforming approved design targets



Note: Compensation, financial assistance and resettlement spend are as at 30 June 2022. R$1.4 billion in taxes paid is between December 2020 and April 2022, and includes those taxes generated from Samarco's value chain activities. Over R$579 million reflects amount spent between October 2020 and June 2022.

Financial results
16 August 2022
26
BHP

Increasing capital spend in future facing commodities

Major capital includes Jansen Stage 1 execution, as well as options in copper, nickel and at WAIO



Capital expenditure to increase
(US$ billion, nominal)
(capex in future facing commodities, %)
10.0
7.5
5.0
2.5
0.0
64.0
48.0
32.0
16.0
0.0
FY20
FY21
FY22
FY23e
FY24e
Medium term
Iron ore
Coal
Copper
Nickel
Potash
Exploration
Group
Petroleum
% FFC

- On average medium term spend is split across:
  - **Maintenance and other** capital of US$3.0 bn p.a.
  - **Improvement** capital of US$2.5 bn p.a.
  - **Future facing commodities** major capital of US$2.4 bn p.a
  - **Steelmaking** major capital of US$1.7 bn p.a
  - **Exploration** capital of US$0.4 bn p.a

Note: Medium term refers to FY25 – FY27. FFC – future facing commodities. Major capital represents projects >US$250 million.

Financial results
16 August 2022
27
BHP

Return on Capital Employed Record ROCE of 48.7% for FY22 on a total operations basis ROCE ROCE by asset FY22 (%) (%) 55 80 50 70 45 60 1 Antamina 40 50 35 WAIO BMA Nickel West 40 30 25 30 Escondida 20 20 15 10 Pampa Olympic 10 Potash Norte Dam 0 5 0 (10) FY18 FY19 FY20 FY21 FY22 0 10 20 30 40 50 Average capital employed Half year results (total) Full year results (total) (US$ billion) Note: ROCE represents profit after tax excluding exceptional items and net finance costs (after tax), which are 1. Antamina: average capital employed represents BHP’s equity interest. annualised for half year results, divided by average capital employed. Average capital employed is net assets less net Note: NSWEC has not been shown as ROCE is distorted by negative capital employed due to the debt for the last two reporting periods. rehabilitation provision being the primary balance remaining on Balance Sheet following previous impairments. Financial results 16 August 2022 28

Balance sheet Net debt of US$0.3 billion and gearing of 0.7% 3 Movements in net debt Debt maturity profile (US$ billion) (US$ billion) 6 10 (25.2) 4.1 5 0.7 0.8 0.3 2.5 4 0 (0.5) 17.9 (5) (10) 2 (15) (20) 0 (25) FY23 FY24 FY25 FY26 FY27 FY28 FY29 FY30 FY31 - Post FY21 Free cash Dividends Dividends Lease Divestment Other FY22 1 2 FY40 FY41 flow paid paid to NCI additions and demerger movements US$ Euro Sterling C$ of subsidiaries 4 4 4 Bonds Bonds Bonds Bonds and Subsidiaries operations 16% 31% 27% 21% 5% Capital markets 84% Asset financing 16% % of portfolio 1. Free cash flow is presented on a total operations basis. 2. NCIs: dividends paid to non-controlling interests of US$2.5 billion predominantly relate to Escondida. 3. Debt maturity profile: all debt balances are represented in notional USD inception values and based on financial years; as at 30 June 2022; subsidiary debt is presented in accordance with IFRS 10 and IFRS 11. 4. Debt maturity profile: includes hybrid bonds (8% of portfolio: 2% in Euro, 6% in Sterling) with maturity shown at first call date. Financial results 16 August 2022 29

BHP guidance Group FY23e Capital and exploration expenditure (US$bn) 7.6 Cash basis. Including: Maintenance capital 3.5 Includes non-discretionary capital expenditure to maintain asset integrity, reduce risks, and meet compliance requirements. Improvement capital 2.6 Major capital in steel making 0.2 Major capital in FFC 1.0 Includes Jansen. Exploration 0.4 Copper FY23e Medium term Copper production (kt) 1,635 – 1,825 Escondida: 1,080 – 1,180 kt; Pampa Norte: 240 – 290 kt; Olympic Dam: 195 – 215 kt; Antamina: 120 – 140 kt (zinc 115 - 135 kt). Capital and exploration expenditure (US$bn) 3.1 Includes ~US$142 million exploration expenditure. Escondida Copper production (kt, 100% basis) 1,080 – 1,180 ~1,200 ~1,200 kt represents average copper production per annum over medium term. Unit cash costs (US$/lb) 1.25 – 1.45 <1.15 Excludes freight; net of by-product credits; based on an exchange rate of USD/CLP 830. Financial results 16 August 2022 30

BHP guidance (continued)

Iron Ore	FY23e	Medium term	
Iron ore production (Mt)	249 – 260		Western Australia Iron Ore: 246 – 256 Mt; Samarco 3 – 4 Mt.
Capital and exploration expenditure (US$bn)	2.2		
Western Australia Iron Ore			
Iron ore production (Mt, 100% basis)	278 – 290	>300	
Unit cash costs (US$/t)	18 – 19	<17	Excludes freight and government royalties; based on an exchange rate of AUD/USD 0.72.
Sustaining capital expenditure (US$/t)	-	~5	Medium term average; +/- 50% in any given year. Excludes costs associated with carbon abatement and automation programs.

Coal	FY23e	Medium term	
Metallurgical coal production (Mt)	29 – 32		
Energy coal production (Mt)	13 – 15		
Capital and exploration expenditure (US$bn)	0.6		
BMA			
Production (Mt, 100% basis)	58 – 64		
Unit cash costs (US$/t)	90 – 100		Excludes freight and royalties; based on an exchange rate of AUD/USD 0.72.
Sustaining capital expenditure (US$/t)	-		In light of the Queensland royalty announcement, BMA is reassessing future investment decisions and is unable to provide annual sustaining capital expenditure guidance at this time.

Other	FY23e	
Nickel production (kt)	80 – 90	
Other capex (US$bn)	1.6	Includes Nickel West, Jansen and other.
Including: Jansen S1 (US$m)	740	

Financial results
16 August 2022
31
BHP

Key Underlying EBITDA sensitivities 1 Approximate impact on FY22 Underlying EBITDA of changes of: US$ million 2 US$1/t on iron ore price 228 US$1/t on metallurgical coal price 23 2 US¢1/lb on copper price 31 2 US$1/t on energy coal price 13 US¢1/lb on nickel price 1.0 3 AUD (US¢1/A$) operations 117 3 CLP (US¢0.10/CLP) operations 30 1. EBITDA sensitivities: assumes total volume exposed to price; determined on the basis of BHP’s existing portfolio. 2. EBITDA sensitivities: excludes impact of equity accounted investments. 3. EBITDA sensitivities: based on average exchange rate for the period. Financial results 16 August 2022 32

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: August 16, 2022	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary